# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: XCF Global, Inc., CIK 0002019793
CUSIP: 98400U103
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 611 PERU DRIVE, MCCARRAN, Texas (TX), 89434
Date of event which requires filing of this statement: 11/24/2025
Filed by CIK 0002104194
Persons authorized to receive notices and communications: Samuel E. Whitley, 24285 Katy Freeway, Suite 300, Katy, Texas (TX), 77494, 2812060433

## Reporting persons
- SOULE RANDY (CIK 0002104194): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: subject company funds (SC); sole voting power 78,901,648; shared voting power 0; sole dispositive power 78,901,648; shared dispositive power 0; aggregate amount beneficially owned 78,901,648 (49.6% of the class)
- Encore DEC, LLC: type of reporting person: corporation (CO); citizenship or place of organization: United States (X1); source of funds: subject company funds (SC); sole voting power 36,779,193; shared voting power 0; sole dispositive power 36,779,193; shared dispositive power 0; aggregate amount beneficially owned 36,779,193 (17.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: XCF Global, Inc.
Address of issuer's principal executive offices: 611 PERU DRIVE, MCCARRAN, Texas (TX), 89434

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed on behalf of the following persons :

Randy Soule, an individual whose address is 425 Western Rd., Suite 102, Reno, Nevada 89506. Mr. Soule?s primary business is providing construction and engineering services through Encore. Mr. Soule has not been convicted in a criminal proceeding. Mr. Soule has not been a party to a proceeding required to be disclosed pursuant to Item 2 ( e ) .

Encore DEC, LLC, a Nevada limited liability company whose address is 425 Western Rd., Suite 102, Reno, Nevada 89506 ( Encore ). The primary business of Encore is construction and engineering services. Encore has not been convicted in a criminal proceeding. Encore has not been a party to a proceeding required to be disclosed pursuant to Item 2 ( e ) .
Residence or business address:
This Schedule 13D is being filed on behalf of the following persons:

Randy Soule, an individual whose address is 425 Western Rd., Suite 102, Reno, Nevada 89506. Mr. Soule?s primary business is providing construction and engineering services through Encore. Mr. Soule has not been convicted in a criminal proceeding. Mr. Soule has not been a party to a proceeding required to be disclosed pursuant to Item 2(e).

Encore DEC, LLC, a Nevada limited liability company whose address is 425 Western Rd., Suite 102, Reno, Nevada 89506 (Encore). The primary business of Encore is construction and engineering services. Encore has not been convicted in a criminal proceeding. Encore has not been a party to a proceeding required to be disclosed pursuant to Item 2(e).
Present principal occupation or employment:
This Schedule 13D is being filed on behalf of the following persons:

Randy Soule, an individual whose address is 425 Western Rd., Suite 102, Reno, Nevada 89506. Mr. Soule?s primary business is providing construction and engineering services through Encore. Mr. Soule has not been convicted in a criminal proceeding. Mr. Soule has not been a party to a proceeding required to be disclosed pursuant to Item 2(e).

Encore DEC, LLC, a Nevada limited liability company whose address is 425 Western Rd., Suite 102, Reno, Nevada 89506 (Encore). The primary business of Encore is construction and engineering services. Encore has not been convicted in a criminal proceeding. Encore has not been a party to a proceeding required to be disclosed pursuant to Item 2(e).
Criminal convictions in the last five years: N/A
Civil proceedings (securities laws) in the last five years: N/A
Citizenship: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The shares acquired by the Reporting Persons were acquired by converting $28,000,000 of invoices payable to Encore into shares of common stock of XCF.

## Item 4. Purpose of Transaction
Purpose of transaction:
Other than as set forth above, the Reporting Persons do not intend to take any of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D at this time; however, they reserve the right to do so.

The Reporting Persons may purchase and sell common stock of XCF in their sole discretion and at such times as they deem convenient, subject to applicable law.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: (a) The information contained in Rows 7, 8, 9, 10, 11, and 13 of each Reporting Person's cover page to this Schedule 13D (including the footnotes thereto), and in Items 2 and 3, are incorporated by reference into this Item 5. Encore beneficially owns 36,779,193 shares of XCF common stock. Mr. Soule is the sole member of Encore. As such, he has the power to direct the vote and disposition of Encore?s shares of XCF.
Number of shares as to which each person has sole or shared power to vote or dispose: (b) The information contained in Rows 7, 8, 9, 10, 11, and 13 of each Reporting Person's cover page to this Schedule 13D (including the footnotes thereto), and in Items 2 and 3, are incorporated by reference into this Item 5. Encore beneficially owns 36,779,193 shares of XCF common stock. Mr. Soule is the sole member of Encore. As such, he has the power to direct the vote and disposition of Encore?s shares of XCF.
Transactions in the class effected during the past sixty days: (c) The Reporting Persons have not conducted any in XCF securities in the past 60 days other than the acquisition reported on this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The Reporting Person will not trade the shares acquired for a minimum of 6 months.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of XCF.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 - Joint Filing Agreement
Exhibit 99.2 - Company Support Agreement

## Signatures
- SOULE RANDY: /s/ Randy Soule, Randy Soule (01/13/2026)
- Encore DEC, LLC: /s/ Randy Soule, Randy Soule, Managing Member (01/13/2026)